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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cumulus Media Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
231082108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,726,463

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,726,463

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,726,463

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,726,463

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,726,463

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,726,463

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	231082108

1	NAMES OF REPORTING PERSONS Stephen C. Freidheim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,726,463

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,726,463

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,726,463

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) relates to shares of Class A common stock, $0.01 par value (“Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Cyrus Capital Partners, L.P. (“Cyrus Partners”), a Delaware limited partnership, (ii) Cyrus Capital Partners GP, L.L.C. (“Cyrus Partners GP”), a Delaware limited liability company, as the general partner of Cyrus Partners, and (iii) Stephen C. Freidheim, the principal of Cyrus Partners GP (the persons mentioned in (i), (ii) and (iii) are collectively referred to as the “Reporting Persons”). All shares of Class A Common Stock are held by the Fund and the Managed Accounts.

Item 1(a)	Name of Issuer.

Cumulus Media Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3280 Peachtree Road, Suite 2300 Atlanta, GA 30305

Item 2(a)	Name of Person Filing.

(i) Cyrus Capital Partners, L.P. (“Cyrus Partners”), (ii) Cyrus Capital Partners GP, L.L.C. (“Cyrus Partners GP”) and (iii) Stephen C. Freidheim.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

399 Park Avenue, 39th Floor New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Cyrus Partners is a Delaware limited partnership. Cyrus Partners GP is a Delaware limited liability company. Mr. Freidheim is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common stock $0.01 par value (the “Class A Common Stock”).

Item 2(e)	CUSIP Number.

231082108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	The Reporting Persons may be deemed the beneficial owner of 2,726,463 shares of Class A Common Stock held by the Fund and the Managed Accounts.

(b)
The Reporting Persons may be deemed to beneficially own 2,726,463 shares of Class A Common Stock of the Issuer, which represents 7.4% of the Issuer’s outstanding shares of Class A Common Stock, which such percentage was calculated by dividing (i) the 2,726,463 shares of Class A Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) 36,695,650 shares of Class A Common Stock outstanding as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

(c)	The Reporting Persons have the power to vote and dispose of the 2,726,463 shares of Class A Common Stock held by the Fund and the Managed Accounts.

(d)
The filing of this statement shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Class A Common Stock. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 28, 2008

Cyrus Capital Partners, L.P. By: Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stepehen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

Cyrus Capital Partners GP, L.L.C.
By:	/s/ Stepehen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freiheim

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock of Cumulus Media Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 28, 2008.

Cyrus Capital Partners, L.P. By: Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stepehen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

Cyrus Capital Partners GP, L.L.C.
By:	/s/ Stepehen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freiheim